UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: Toothy Cow Productions, LLC

Legal status of issuer
        Form: Limited liability company
        Jurisdiction of Incorporation/Organization: Tennessee
        Date of organization: March 9, 2021

Physical address of issuer: PO Box 681142, Franklin TN 37064

Website of issuer: http://www.toothycowproductions.com

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

        5% of the successful amount raised in cash, 5% of the successful amount raised in the equity of the offering, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

        None

Type of security offered: Preferred Units

Target number of Securities to be offered: 1,000,000

Price (or method for determining price): $1.00

Target offering amount: $1,000,000

Oversubscriptions accepted:
X Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
X First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: June 10, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-Term Debt	$0.00	$0.00
Long-Term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Toothy Cow Productions, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:

Andrew Peterson	Musician & Author	Andrew Peterson Touring, Inc.	April 2013 - Current
J. Chris Wall	Film and TV Executive	Shining Isle Productions, LLC	February 2016 – Current

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Position:	Dates of Service:	Responsibilities:
Andrew Peterson	President	March 2021 – Present	Writer, Creative Director
J. Chris Wall	CEO	March 2021 – Present	Showrunner, Business Administration

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Andrew Peterson

Andrew's first professional gig as a musician was in 1992, but he'd rather not talk about it. When the worst rock-band in the world broke up in 1993, he discovered the music of Rich Mullins, and in doing so discovered his calling. As a pastor's kid in the Deep South, Andrew loved books, films, and music, but it wasn't until he first performed a Mullins song in church that he began to understand a way to use his gifting for God's glory and not his own.

He cut his hair and went to Johnson University Florida, and graduated four years later with a Bible degree and a budding music career, playing his songs in churches and conferences. He and his wife moved to Nashville in 1997 and he toured for a year with the band Caedmon's Call, which led to his first record deal, with Essential/Provident.

His first single, "Nothing to Say," was a top-ten hit, and won the 2000 ASCAP writer's award. While touring heavily through the early 2000s he released two more albums with Provident and then struck out on his own with his concept album about the coming of Christ, *Behold the Lamb of God*—along with a tour that, to his astonishment, is still going steady after eighteen years. After the release of *The Far Country* in 2006, he and his friend Randall Goodgame recorded *Slugs & Bugs & Lullabies*, which led to the co-writing (with Goodgame) of three VeggieTales songs.

All that time, Andrew was hard at work on his first novel, *On the Edge of the Dark Sea of Darkness,* which was published by Waterbrook Press in 2008. Around the same time he signed a recording contract with Centricity Music and released *Resurrection Letters II* (2008), *Light for the Lost Boy* (2010), *After All These Years* (2012), and *The Burning Edge of Dawn* (2015).

In 2008, driven by a desire to cultivate a strong Christian arts community, Andrew founded a ministry called The Rabbit Room, which led to a yearly conference, countless concerts and symposiums, and Rabbit Room Press, which to date has published twenty books.

Between the books, albums, and tours, Andrew has spoken regularly at conferences, universities, and seminaries around the country and in the U.K. on art, faith, and writing. He was writer-in-residence at Covenant College in 2015, and at John Brown University in 2014. He received the Association of Biblical Higher Education (ABHE) Delta Epsilon Chi Honor Society award, presented to an alumnus who has distinguished himself/herself by intellectual achievement, Christian character, and leadership ability. Most recently he was a keynote speaker in Cambridge, England for the C. S. Lewis Foundation's Oxbridge Summer Conference.

He's been married for 23 years to his wife Jamie, with whom they have three children. His eldest is an animation student at Lipscomb University, his second son is a drummer and studio engineer, and his daughter is about to release her first album. In his spare time Andrew keeps bees, builds dry stack stone walls, gardens, draws, and sleeps.

J. Chris Wall
J. Chris Wall is an influential creator of kids-and-family, faith-infused content. Before creating Shining Isle Productions in 2015 to develop and produce faith content with an entertainment first strategy, Chris spent over a decade collaborating with industry leaders at Dreamworks Animation and Big Idea producing the direct-to-video VeggieTales CG animated movies. That included the wildly successful "Wonderful Wizard of Ha's," "Saint Nicholas" and "Noah's Ark" and 13 other productions. During that time, he also oversaw the multi-national team to create new 20x22min episodes of "3-2-1 Penguins" CG animated series for NBC/Qubo. These titles have been enjoyed by millions of families, generating millions in revenue.

Chris began working in kids and family material with Max Lucado's "You Are Special" direct-to-video series in 1999, where he served as editor and voice of the beleaguered character Punchinello. He went on to join Big Idea in 2004, bringing VeggieTales movies to life.

He partnered with Andrew Peterson to adapt the fantasy novels "The Wingfeather Saga" beginning with a critically applauded short film released in 2017. He is also the creator/showrunner for the acclaimed 26x22min kids-and-family, puppet, live-action series, "The Slugs & Bugs Show," which renewed for a second season and released in early 2021.

Chris is passionate about creating content that will serve families with stories of truth and beauty. He lives in Franklin, TN, with his wife and six children and when he's not producing, you will often see him in a scout uniform, working with countless youth in multiple volunteer roles with Scouts BSA.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder:	No. and Class of Securities Now Held:	% of Voting Power Prior to Offering:

Shining Isle Productions, LLC sole owner of the Company	15,000,000	100%
J. Chris Wall 45% owner of Shining Isle Productions		45% of the beneficial voting power in the Company
Andrew Peterson 45% owner of Shining Isle Productions		45% of the beneficial voting power in the Company

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The world and story of *The Wingfeather Saga* is nothing short of epic, on a scale that balances a whimsical tone of *The Princess Bride* with a hopeful, yet perilous journey (think *The Lord of the Rings* or *Narnia*). The film will sweep audiences of all ages into a thrilling and heartfelt adventure.

Harry Potter and *The Chronicles of Narnia* are voted as two of the top 5 series that every child should read according to *Scholastic's Kids and Family Reading Report (2017)*. Lovers of these series share common ground. *Harry Potter* focuses on qualities such as friendship, loyalty, and good vs. evil. *Narnia* has great life-lessons. Readers of these series are more likely to desire stories that inspire them to do good, and explore places and worlds they've never been, among other reasons. These core similarities are also within *The Wingfeather Saga*.

In 2008, award-winning artist Andrew Peterson published "On the Edge of the Dark Sea of Darkness" (Book One of The Wingfeather Saga). Three additional titles were added, to make a complete, four book series.

Targeting 8-12 year olds, but engaging for the whole family, the readership of *The Wingfeather Saga* continues to grow. The first book of the four novels in the series released in 2008. The series has become best-sellers, selling over 350,000 copies and growing fast. Originally released through a small imprint, the titles are now published with Penguin Random House.

Upon completion of the successful book series, Andrew Peterson partnered with J. Chris Wall (*VeggieTales* Producer) to create "The Wingfeather Saga Short Film" (2017). Fans helped raise over $250,000 on Kickstarter to bring the short film to life.

Chris and Andrew built a world class team around the short film that included Tom Owens (Dreamworks "How to Train Your Dragon"), Keith Lango (Valve Corp "Portal") and Nicholas Kole among others.

The team is now developing a multi-season TV series adaptation of the 4 Wingfeather books created with world-class animation talent and an independent spirit. The series will incorporate an innovative style that blends CGI animation and hand-crafted environment paintings. The short film (2017) casts a vision by presenting a rich visual experience within an efficient production process.

The tv series is intended to be distributed through online video streaming services, television and home video. Including the development and distribution of licensing and merchandising products. The Company has entered into an Exclusive Distribution Agreement with Angel Studios who will seek to monetize the series like they have done with the Chosen through direct-to-consumer distribution, and licensing to other streaming and/or broadcast platforms. Producers intend to reinvest revenues to develop future seasons and episodes based on the 4 book series.

<u>Introductory Synopsis to the Series</u>

For twelve-year-old Janner Igiby, life in Glipwood is anything but adventurous. His only escape is the stories he reads at Books and Crannies. But once a year, his imagination takes flight during the Dragon Day Festival, when people from all over Skree come to watch the migration of the mysterious and mighty sea dragons. However, it leaves Janner with a reminder of all that he can't do. He'd love to set sail on the Dark Sea of Darkness, explore the next township, or even go out after dark — but can't because of the Fangs of Dang.

The Fangs are just your usual evil, venomous, smelly lizard men who have occupied the land for nine years. They were sent by a nameless evil (named Gnag the Nameless) to wreak havoc, hunting for the mysterious objects of power called the Jewels of Anniera. The jewels were never found, but the Fangs remained. Janner's mother Nia, his younger siblings, Tink and Leeli, along with their grandfather Podo, have been trying to avoid the Fangs and live a quiet life in Glipwood after their father died in the Great War.

Janner's dream of adventure becomes a perilous reality when Tink finds a mysterious map that may lead to the Jewels of Anniera. This sets off a series of harrowing events that includes secret treehouses, horned hounds, dark passageways, plots of rebellion and carnivorous cows. The Igiby kids discover that the little town of Glipwood is full of danger, that their mother is carrying a dark secret, and that they are at the heart of a great mystery that will change their lives—and maybe the world—forever.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable tv show series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc. It is possible that the production will not be successfully completed within the stated budget.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the tv series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the tv series.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to hold 100% of the control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of, developing, producing and distributing the tv series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the tv series. If and when production of the tv series commences, no assurance can be given that the tv series will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a tv show, and the competitive environment in which the Company intends to operate. The Company may not address successfully any of these risks. If the Company does not address successfully these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The tv series will be the only tv show series that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the tv series. Because the Company will have only one asset, the tv series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the tv series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other tv shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the tv series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Furthermore, because there is no operating history, the Company does not have a significant following, specifically for the tv series, and promotional efforts may prove to be ineffective in getting Wingfeather Saga readers (purchasers of past books) to transition and support this tv series or in gathering new followers.

Because the tv show/film business is highly speculative, the Company may never achieve profitability.

The tv show/film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any tv show since the revenues derived from the production and distribution of a tv show primarily depend on its acceptance by the public which cannot be predicted. The commercial success of a tv show also depends on the quality and acceptance of competing shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the tv series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the tv series. Accordingly, there is a substantial risk that the tv series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the tv series or realize revenues or profits from the sale of the tv series. The content of the tv series is also on the political spectrum and any number of scenarios may arise in which the speech that our content contains is restricted, censored, or otherwise prevented from coming to market.

The Series will be subject to the risks associated with the production and distribution of television series.

The Company cannot guarantee that production of the tv series will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

The tv series is intended to be distributed through online video streaming services, television and home video. Including the development and distribution of licensing and merchandising products. The Company has entered into an Exclusive Distribution Agreement with Angel Studios.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of the tv series.

Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The tv series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the tv series. To the extent that the tv series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The tv series 'production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the tv series and cause delays, all of which may increase the cost of production of the tv series and decrease the likelihood of being able to complete the tv series, which would have an adverse effect on the Company's business and prospects.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise the funds to fund the creation of the Wingfeather Saga series, based on the best-selling book series.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Fees	$50,000	$250,000
Qualified Third-Party Fees	~$12,500	~$50,500
Production	~$700,000	~$4,090,000
Marketing	~$162,500	~$359,500
Business Administration	~$75,000	~$250,000
Totals:	$1,000,000	$5,000,000

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Website page attached to this offering as an exhibit.

Email sent as attached to this offering as an exhibit.

Livestreams: https://youtu.be/ArAQhfrstUA and
https://facebook.com/WingfeatherSaga/videos/3756683714441249

(b.) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The preferred units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (VidAngel Studios) account by clicking on the cancel commitment button in your account profile under My Investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Preferred Units of Toothy Cow Productions, LLC and carry with it a preferred return of the full 120% of the investor's investment before the common unit holders receiving any profit payment. Once the investors in this offering receive 120% of their original investment, then all members of the Issuer will receive distributions in accordance with their percentage interest in the Issuer.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Preferred Unit holders will not be able to vote on the decisions of the Company.

16. How may the terms of the securities being offered be modified?

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other offering may be made by the Manager.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	17,500,000	15,000,000	Yes	
Preferred Units	17,500,000	0	No	20% Preferred Return before distributions to Common Unit holders

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the units being offered in this offering were determined based on estimated future revenues. In the future, these securities may be valued based on any number of appropriate methods including a cost approach, market comparable, discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

   If additional issuances are made, the investors in this offering may become diluted.

- Issuer repurchases of securities;

   The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- A sale of the issuer or of assets of the issuer; or

   Because holders of Preferred Units do not have the right to vote, the Common Unit holders may vote to sell without the investor's approval. The investors in this offering have the right to receive a preferred return before the Common Unit holders receive any return.

- Transactions with related parties?

   The Manager's fiduciary duties are the protection for the investors against related-party transactions.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

       None

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
       (1) any director or officer of the issuer;
       (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
       (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
       (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

       The Company has no real operating history. The Company has expended capital in the formation of the entity, but there are no current operations that would affect the liquidity of the Company, and no capital resources are yet needed until this offering closes, but then the Company would have the capital to produce the Series.

       Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

       Please see disclosed Reviewed Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

        ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

        iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

        i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

        ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

        iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        i.   at the time of the filing of this offering statement bars the person from:
                (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

                (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

                (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

        ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

        i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

        ii.   places limitations on the activities, functions or operations of such person?
                ☐ Yes ☒ No

        iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is a subsidiary of Shining Isle Productions, LLC. The officers of the Company are employees, officers or owners of Shining Isle Productions, LLC.

Included in the offering are the following perks for investors:

- $350 tier:

"Your name in the credits of the pilot episode as an investor."

- $1,000 tier:

"Early Access: See the episodes before they're available to the public."

- $5,000 tier:

"Exclusive Behind the Scenes video call with Andrew and Chris during production to tour the studio and see how the show is made."

- $10,000 tier:

"Be our VIP Guests at the Nashville Red Carpet Premiere with Andrew, Chris, and the Production Team (travel and lodging not included)"

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

      120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

      http://www.toothycowproductions.com

The issuer must continue to comply with the ongoing reporting requirements until:
      (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
      (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
      (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
      (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
      (5) the issuer liquidates or dissolves its business in accordance with state law.